Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco Santander (Brasil) S.A.

Commission File No.: 001-34476

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with Authorized Capital

CNPJ nº 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO SHAREHOLDERS

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”) hereby informs, within the context of the material fact disclosed on July 30, 2026, regarding the intention of its controlling shareholder, BANCO SANTANDER, S.A. (“Banco Santander”) to launch an exchange offer, which is expected to be implemented through a voluntary exchange public tender offer in Brazil (the "Brazilian Exchange Offer") and a concurrent exchange offer in the United States (the "U.S. Exchange Offer" and, together with the Brazilian Exchange Offer, the "Exchange Offers"), the following:

-	it was informed by Banco Santander that it is preparing, together with the various applicable external advisors, the required filings for the Exchange Offers, the registration of Banco Santander as foreign issuer in Brazil and the listing of Banco Santander BDRs in B3 and that it expects to proceed with such filings in the next several weeks;

-	as per the Q&A prepared by Banco Santander (and disclosed by Santander Brasil as “Information Provided to Foreign Stock Exchanges” in the EmpresasNet system on August 14, 2026), it is expected that the Exchange Offers will be concluded in the first half of 2027;

-	it recommends that its shareholders verify and keep their registration information up to date with the share registrar and/or their custodian, as applicable, and use only the official channels of the respective institutions:

How to Update Registration Information

Shareholders whose shares are held in custody: should contact directly the brokerage firm, bank, or custodian through which they make their investments and follow the procedures specified by such institution.

Shareholders whose shares are held in book-entry form: should contact the share registrar through its official service channels: acoes@santander.com.br.

-	the procedures and deadlines for participation in the Exchange Offers will be disclosed in due course in the offering documents.

As per the material fact disclosed on July 30, 2026, the commencement of the Exchange Offers and the Exchange Offers themselves will be subject to customary conditions for transactions of this nature, including the obtaining of the relevant regulatory approvals, the approval by Banco Santander’s shareholders’ meeting of the corresponding capital increase and the absence of any material adverse change.

This Notice is for informational purposes only and does not constitute an offer, solicitation, or recommendation to participate in the Exchange Offers.

São Paulo, August 31, 2026.

Carlos Ignacio Muñiz Gonzalez Blanch

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

IMPORTANT INFORMATION FOR INVESTORS REGARDING THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. Santander will also file with the Brazilian Comissão de Valores Mobiliários (“CVM”) a Tender Offer Notice (Edital de Oferta Pública de Aquisição) in connection with the transaction and the prospective offer as required under applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE, TENDER OFFER NOTICE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CVM REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov and through the CVM’s website at www.cvm.gov.br.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil, Spain, the United Kingdom, Poland, Mexico or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil, Spain, the United Kingdom, Poland or Mexico except pursuant to applicable law.

Forward-Looking Statements

This communication contains “forward-looking statements,” which may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Santander or Banco Santander (Brasil), S.A. (“Santander Brasil”) or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from current expectations.

Risks and uncertainties include, among other things:

•	general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;

•	exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;

•	exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);

•	potential losses from early loan repayment, collateral depreciation or counterparty risk;

•	political instability in Spain, the UK, other European countries, Latin America and the US;

•	changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

•	legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

•	acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

•	reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities;

•	climate-related conditions, regulations, targets and weather events;

•	uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations ;

•	our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

•	changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire Group or core subsidiaries.

Additionally, important factors that could cause Santander’s and Santander Brasil’s actual results, financial condition and achievements to differ materially from those indicated in these forward-looking statements include, in addition to those set forth in Santander’s and Santander Brasil’s filings with the SEC and the CVM, as applicable:

•	risks related to the proposed transaction, including uncertainties as to whether certain statutory relief under the U.S. securities laws will be granted, the risk that the conditions to commencement and/or consummation of the proposed transaction are not received or satisfied on a timely basis or at all, and the risk of Santander Brasil shareholders not tendering their securities in the proposed transaction or otherwise not supporting the terms of the proposed transaction;

•	the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required regulatory or shareholder approvals;

•	disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction;

•	the risk that matters relating to the transaction could have adverse effects on the market price of the securities of Santander or Santander Brasil;

•	the risk that the transaction could have an adverse effect on the ability of Santander or Santander Brasil to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers;

•	the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), or Brazilian Depositary Receipts, each representing the right to receive one of its ordinary shares (“BDRs”), in connection with the proposed transaction; and

•	compliance with regulatory requirements.

All such factors are difficult to predict and are beyond Santander’s and Santander Brasil’s control, including those other risks and uncertainties discussed in (i) Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Santander Brasil’s filings with the SEC and the CVM, as applicable, including the “Risk Factors” and “Forward-Looking Statements” sections of Santander Brasil’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and most recent Formulário de Referência filed with the CVM.

You can obtain copies of Santander’s and Santander Brasil’s filings, as applicable, with the SEC and the CVM for free at the SEC’s website (www.sec.gov) or at the CVM’s website (www.cvm.gov.br). Other factors that may cause actual results to differ materially include those that will be set forth in the Registration Statement on Form F-4 and the related Offer to Exchange/Prospectus, the Solicitation/Recommendation Statement on Schedule 14D-9, the Tender Offer Notice and other tender offer documents to be filed by Santander and Santander Brasil. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Our forward-looking statements speak only as at the date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.